Exhibit 2.1

ASSET PURCHASE AGREEMENT

between:

CRITICAL PATH, INC.

a California corporation;

and

TUCOWS.COM CO.

a Nova Scotia corporation

Dated as of December 14, 2005

1.	SALE OF ASSETS; RELATED TRANSACTIONS		1

	1.1	Sale of Assets	1

	1.2	Assumption of Liabilities	1

	1.3	Consideration	2

	1.4	Sales Taxes	3

	1.5	Closing	3

2.	REPRESENTATIONS AND WARRANTIES OF SELLER		4

	2.1	Due Organization	4

	2.2	Authority; Binding Nature of Agreements	4

	2.3	Non-Contravention	4

	2.4	Litigation; Compliance with Legal Requirements	4

	2.5	Title To Assets	5

	2.6	Contractual and Government Consents	5

	2.7	Permits	5

	2.8	Absence of Liabilities	5

	2.9	Absence of Material Adverse Effect	5

	2.10	Material Agreements	5

	2.11	Intellectual Property	6

	2.12	Affiliated Party Transactions	7

	2.13	Taxes	7

	2.14	Seller Benefit Plans	8

	2.15	Sufficiency of Assets	9

	2.16	Investment Banking Fees	9

	2.17	Disclaimer of Warranties	9

	2.18	Financial Information	9

	2.19	Disclosure	9

3.	REPRESENTATIONS AND WARRANTIES OF PURCHASER		10

	3.1	Due Organization	10

	3.2	Authority; Binding Nature Of Agreements	10

	3.3	Non-Contravention	10

	3.4	Litigation; Compliance with Legal Requirements	10

	3.5	Financial Ability to Perform	10

	3.6	Investment Banking Fees	10

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4.	OTHER AGREEMENTS		11

	4.1	Further Actions	11

	4.2	Public Announcements	11

	4.3	Access to Records and Cooperation	11

	4.4	Confidentiality	11

	4.5	Purchase Price Allocation	11

	4.6	Collection of Accounts Receivables	12

	4.7	Non-Solicitation	12

	4.8	Noncompete	12

	4.9	Exclusivity	13

	4.10	Operation of Business	14

	4.11	Retention of Customers	14

	4.12	Links and Websites	14

	4.13	Post-Closing Audit	14

	4.14	Post-Closing Hosting	15

	4.15	Certain Additional Closing Payments	15

5.	CONDITIONS TO CLOSING		15

	5.1	Conditions to Obligations of Each Party	15

	5.2	Conditions to Obligation of Purchaser	15

	5.3	Conditions to Obligation of Seller	16

6.	INDEMNIFICATION		16

	6.1	Indemnification by Seller	16

	6.2	Indemnification by Purchaser	17

	6.3	Notice of Claim	17

	6.4	Direct Claims	18

	6.5	Third Party Claims	18

	6.6	Cooperation	19

	6.7	Duty to Mitigate	19

	6.8	Insurance Benefits	19

	6.9	Tax Effect of Indemnification Payments	19

	6.10	Limitations on Liability	19

	6.11	Materiality	20

	6.12	Sole Remedy	20

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7.	TERMINATION		20

	7.1	Termination of Agreement	20

	7.2	Effect of Termination	20

8.	MISCELLANEOUS PROVISIONS		21

	8.1	Survival of Representations and Covenants	21

	8.2	Further Assurances	21

	8.3	Fees and Expenses; Investment Banking Fees	21

	8.4	Notices	22

	8.5	Headings	23

	8.6	Counterparts	23

	8.7	Governing Law; Venue	23

	8.8	Successors And Assigns; Parties In Interest	23

	8.9	Waiver	24

	8.10	Amendments	24

	8.11	Severability	24

	8.12	Entire Agreement	24

	8.13	Disclosure Schedules and Exhibits	25

	8.14	Construction	25

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 14, 2005, by and between CRITICAL PATH, INC., a California corporation (“Seller”); and TUCOWS.COM CO., a Nova Scotia corporation (“Purchaser”).  Capitalized terms used in this Agreement are defined in Exhibit A or elsewhere in this Agreement.

RECITALS

WHEREAS, Seller wishes to sell and transfer substantially all of its assets and certain liabilities related to the Business to Purchaser, and Purchaser wishes to purchase and acquire such assets and liabilities.

WHEREAS, concurrently with the consummation of the Transactions, Purchaser and Seller will enter into the Escrow Agreement, Transition Services Agreement, the Software License Agreement, the Patent License Agreement and the Media Mail License Agreement.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

1.                                      SALE OF ASSETS; RELATED TRANSACTIONS.

1.1          Sale of Assets.

(a)           Seller shall cause to be granted, sold, assigned, transferred, conveyed and delivered to Purchaser, at the Closing (as defined below), good and valid title to the assets set forth on Schedule 1.1(a), free and clear of Encumbrances (collectively, the “Acquired Assets”), on the terms and subject to the conditions set forth in this Agreement.  To the extent practicable, Seller and Purchaser agree to deliver any of the Acquired Assets in an intangible media.

(b)           Notwithstanding anything herein to the contrary, all assets of Seller and its Subsidiaries not expressly set forth on Schedule 1.1(a), including those assets which are used in the Business and set forth on Schedule 2.15, shall not be sold or transferred hereunder and shall be excluded from the definition of Acquired Assets (the “Excluded Assets”), which assets shall remain the property of Seller or its Subsidiaries, as the case may be.

1.2          Assumption of Liabilities.

(a)           At the Closing and except as otherwise specifically provided in this Section 1.2, Purchaser will assume only the Liabilities of Seller or its Subsidiaries explicitly set forth on Schedule 1.2 (the “Assumed Liabilities”).

(b)           Notwithstanding the foregoing, and notwithstanding anything to the contrary contained in this Agreement, the Assumed Liabilities shall not include, and Purchaser shall not assume, perform, discharge or be responsible for any Liabilities of Seller or its

Subsidiaries not expressly set forth on Schedule 1.2 (collectively, the “Excluded Liabilities”).  Without limiting the generality of the foregoing, the Excluded Liabilities shall include any liability for services provided by Seller prior to the Closing.

1.3          Consideration.  As consideration for the sale of the Acquired Assets to Purchaser, subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties, covenants and agreements of Seller contained herein, at the Closing, Purchaser shall:

(a)           pay to Seller the Cash Closing Payment in immediately available funds by wire transfer to an account designated by Seller in writing by December 22, 2005;

(b)           assume the Assumed Liabilities in accordance with the Assumption Agreement; and

(c)           deposit the Escrow Amount with the Escrow Agent, to be held in escrow pursuant to the terms of the Escrow Agreement; which Escrow Amount shall be released as follows:

(i)            if, after the Closing Date, Purchaser signs a Renewal Agreement with Customer X, Purchaser will provide Seller, within ten (10) business days of such renewal, with: (A) a copy of such Renewal Agreement with Customer X and (B) the calculation of the Annualized Renewal Contribution (such notice, the “Customer X Notice”).  If the Renewal Agreement with Customer X is for a term of service beyond July 31, 2006 then, within ten (10) business days after the execution of the Renewal Agreement with Customer X, the Customer X Portion shall be paid from the Escrow Amount to Seller.  For purposes of clarity, if Purchaser does not sign a Renewal Agreement with Customer X for a term of service extending beyond July 31, 2006, no Customer X Portion shall be payable to Seller.  Seller shall have ten (10) business days from receipt of the Customer X Notice in which to notify Purchaser of any objection to the calculation of the Annualized Renewal Contribution.  If Seller provides notice of such objection, Purchaser and Seller shall meet and negotiate in good faith to determine the calculation of the Annualized Renewal Contribution.  If Seller and Purchaser are unable to reach an agreement as to the calculation of the Annualized Renewal Contribution, Seller and Purchaser shall submit the dispute to binding arbitration before a panel of three arbitrators in New York, New York in accordance with the commercial arbitration rules then in effect of the American Arbitration Association.  The award of the arbitrators, or of the majority of them, shall be final and binding upon Seller and Purchaser; and

(ii)           on October 31, 2006, the following amount, if any, of the Escrow Amount shall be released to Seller: (A) (1) the Escrow Amount multiplied by (2) the quotient of the Annual Contribution of each Select Customer which has signed a Renewal Agreement prior to such date  divided by the Aggregate Annual Contribution plus (B) any interest accrued on such portion of the Escrow Amount; and

(iii)         any portion of the Escrow Amount not released to Seller by October 31, 2006 (and not subject to any dispute among Seller and Purchaser) shall be released to Purchaser.

1.4          Sales Taxes.  Each of Purchaser on the one hand and Seller on the other hand shall bear and shall pay any one-half of and all Taxes, including sales taxes, use taxes, transfer taxes, documentary charges, recording fees or similar taxes, charges, fees or expenses that may become payable in connection with the transfer of the Acquired Assets to Purchaser or in connection with any of the other Transactions.

1.5          Closing.

(a)           The closing of the sale of the Acquired Assets to Purchaser (the “Closing”) shall take place at the offices of Paul, Hastings, Janofsky & Walker LLP in San Francisco, California, or such other location as the parties may agree, no earlier than January 3, 2006, and after that date no event later than five (5) business days after satisfaction (or waiver) of the conditions set forth in Article 5.  For purposes of this Agreement, “Closing Date” shall mean the date as of which the Closing actually takes place, and “Effective Time” shall mean the time as of which the Closing actually takes place.

(b)           At the Closing:

(i)            Purchaser shall pay the Cash Closing Payment as contemplated by Section 1.3(a);

(ii)           Purchaser shall deliver the Escrow Amount to the Escrow Agent and Purchaser, Seller and Escrow Agent shall execute and deliver the Escrow Agreement substantially in the form of Exhibit B (the “Escrow Agreement”);

(iii)         Seller and Purchaser shall execute and deliver the Transition Services Agreement substantially in the form of Exhibit C (the “Transition Services Agreement”);

(iv)          Seller and Purchaser shall execute and deliver the Software License Agreement substantially in the form of Exhibit D (the “Software License Agreement”);

(v)            Seller shall execute and deliver to Purchaser a bill of sale in the form of Exhibit E (the “Bill of Sale”);

(vi)          Purchaser shall execute and deliver to Seller an Assumption Agreement in substantially the form of Exhibit F (the “Assumption Agreement”);

(vii)         Seller and Purchaser shall execute and deliver the  Patent License Agreement in substantially the form of Exhibit G (the “Patent License Agreement”); and

(viii)        Seller and Purchaser shall execute and deliver the Media Mail License Agreement in substantially the form of Exhibit H (the “Media Mail License Agreement”).

2.                                      REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller represents and warrants to Purchaser as follows:

2.1          Due Organization.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of California with full corporate power and authority to conduct the Business as it is presently conducted and to own and lease the Acquired Assets..  Seller is duly qualified to do business and is in good standing in all jurisdictions in which the operation of the Business makes such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

2.2          Authority; Binding Nature of Agreements.  Seller has the corporate power and authority to enter into and to perform its obligations under this Agreement and each of the Transaction Agreements to which it is a party and to consummate the Transactions contemplated hereby.  This Agreement has been, and each of the Transaction Documents will be as of the Closing Date, duly authorized, executed and delivered by Seller, and (assuming due execution and delivery by Purchaser) this Agreement constitutes, and each of the Transaction Documents when executed and delivered will constitute, a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally or to general principles of equity.

2.3          Non-Contravention.  Except as set forth on Schedule 2.3, the execution, delivery and performance of this Agreement and the Transaction Agreements by Seller, the consummation by Seller of the Transactions and the compliance by Seller with any of the provisions hereof, do not and will not (a) contravene or conflict with the articles of incorporation, bylaws of Seller or (b) contravene or conflict with or constitute a material violation of any provision of any applicable Legal Requirement binding upon or applicable to Seller or its Subsidiaries; nor will such execution, delivery or performance violate, be in conflict with or result in the breach (with or without the giving of notice or lapse of time, or both) of any term, condition or provision of any Contract which is an Acquired Asset or Assumed Liability, or give any party with rights thereunder the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of Seller thereunder.

2.4          Litigation; Compliance with Legal Requirements.  There are no Proceedings related to the Business pending or, to Seller’s Knowledge, threatened against Seller, its respective activities, properties or assets, that seeks to prevent, enjoin, alter or delay the Transactions.  Neither Seller nor any of its Subsidiaries is a party to or subject to the provisions of any Order relating to the Business.  Seller has complied in all material respects with any applicable Legal Requirement relating to its business and properties.  This Section 2.4 shall not apply to any Tax matters.

2.5          Title To Assets.  Seller has good, valid and marketable title to, or a valid leasehold interest in, the Acquired Assets, free and clear of any Encumbrances, other than Permitted Encumbrances.

2.6          Contractual and Government Consents.  None of the execution, delivery or performance of this Agreement or any other Transaction Document by Seller requires any authorization, approval or consent and no action by or in respect of, or filing with, notification to, or registration with any Governmental Body, except as described on Schedule 2.6.  Except as set forth on Schedule 2.6, no consent, approval, waiver or other action by any Person under any Material Assigned Contract is required or necessary for, or as a result of, the execution, delivery and performance of this Agreement or any other Transaction Document by Seller or the consummation of the other Transactions.

2.7          Permits.  There are no material licenses, franchises, permits and other governmental authorizations necessary for the continued operation of the Business as it is currently being conducted (the “Permits”).

2.8          Absence of Liabilities.  Except as disclosed on Schedule 2.8, there are no Liabilities relating to the Business that Purchaser will assume of any nature except Assumed Liabilities.

2.9          Absence of Material Adverse Effect.  Since September 30, 2005, the Business has not suffered a Material Adverse Effect.

2.10        Material Agreements.

(a)           Schedule 2.10(a) sets forth each Contract outstanding as of the date hereof to which Seller is a party that relates to the Business or the operation of the Business as a going concern.

(b)           Except as disclosed on Schedule 2.10(b):

(i)            As of the date hereof, all Contracts listed on Schedule 2.10(a) (the “Assigned Contracts”) are valid, binding and in full force and effect and are enforceable against Seller and, to Seller’s Knowledge, the other party thereto, in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and general equitable principles regardless of whether such enforceability is considered in a proceeding at law or in equity; and

(ii)           Seller is not (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect under any Assigned Contract and, to the Knowledge of Seller, no other party to any Assigned Contract is (with or without the lapse of time or the giving of notice, or both) in material breach or default in any respect thereunder.  Seller has not received any written notice of the intention of any party to terminate any Assigned Contract.  Complete and correct copies of all Assigned Contracts listed in the Schedules, together with all material modifications and amendments thereto, have been made available to Purchaser.

2.11        Intellectual Property.

(a)           Schedule 2.11(a) identifies all Intellectual Property used in the Business, including each patent or registration that has been issued to Seller and which is used in the Business, each pending patent application or application for registration that Seller has made with respect to any of its Intellectual Property used in the Business, and each material license, agreement, or other permission that Seller has granted to any third party with respect to any of its Intellectual Property used in the Business.  Seller has delivered to Purchaser correct and complete copies of all such Intellectual Property. Schedule 2.11(a) also identifies each material trade name or unregistered trademark, service mark, corporate name, Internet domain name, copyright and material computer software item used by Seller in connection with the Business.  With respect to each item of Intellectual Property:

(i)            Seller possess all right, title, and interest in and to the item, free and clear of any Encumbrances;

(ii)           the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

(iii)         no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the Knowledge of Seller, is threatened that challenges the legality, validity, enforceability, use, or ownership of the item;

(iv)          no loss or expiration of the item is threatened, pending, or reasonably foreseeable, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by Seller, including, without limitation, a failure by Seller to pay any required maintenance fees);

(v)            neither Seller nor any of its Affiliates has any obligation to compensate any person for the use of any Intellectual Property, and neither Seller nor any of its Affiliates has granted to any person any license, option, or other rights to use in any manner any of the Intellectual Property, whether requiring the payment of royalties or not;

(vi)          neither Seller nor any of its Affiliates has received any notice of invalidity or infringement of any rights of others with respect to the Intellectual Property, and no Person has notified Seller or any of its Affiliates that it is claiming any ownership of or right to use such Intellectual Property;

(vii)         to the Knowledge of Seller, no Person is infringing upon any such Intellectual Property in any way;

(viii)        to the Knowledge of Seller, the use of the Intellectual Property by Seller does not and will not conflict with, infringe upon or otherwise violate the valid rights of any third party in or to such Intellectual Property;

(ix)          Seller has taken commercially reasonable steps to protect and preserve the confidentiality of its trade secrets, including entering into binding and written confidentiality and non-use agreements between employees of the Business and third parties as necessary; and

(x)           all current and former employees, consultants and contractors of the Business have executed and delivered, and are in compliance with, enforceable agreements regarding the protection of Intellectual Property and have provided valid written assignments of all Intellectual Property conceived or developed by such employees, consultants or contractors in connection with their services for the Business, and no current or former employee, consultant, contractor or other Person has any right, claim or interest to any of the Intellectual Property.

(b)           Schedule 2.11(b) identifies each item of Intellectual Property that any third party owns and that Seller uses pursuant to license, sublicense, agreement, or permission in the Business. Seller has delivered to Purchaser correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Schedule 2.11(b):

(i)            the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect in all material respects;

(ii)           no party to the license, sublicense, agreement, or permission is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default or permit termination, modification, or acceleration thereunder;

(iii)         no party to the license, sublicense, agreement, or permission has repudiated any material provision thereof; and

(iv)          Seller has not granted any sublicense or similar right with respect to the license, sublicense, agreement, or permission.

2.12        Affiliated Party Transactions.  Except as set forth on Schedule 2.12 none of Seller’s Affiliates has been involved in any business arrangement or relationship with the Business within the past three years, and none of Seller’s Affiliates own, directly or indirectly, or within the past three years has had, any interest, either of record or beneficially or equitably, in any business, corporate or otherwise that (a) has or had, or which is or was a party to, or in any asset or property which is or was the subject of, any Contract included as an Acquired Asset, or (b) conducts the same business as, or a similar business to, the Business.  None of Seller’s Affiliates own, directly or indirectly, any material asset, tangible or intangible, that is used in the Business.

2.13        Taxes.

(a)           With respect to the income or operations of the Business and the ownership of the Acquired Assets on or prior to the Closing Date, Seller has filed or caused to be filed on a timely basis (taking into account all applicable extension periods) with the appropriate Governmental Bodies all material Tax Returns that were required to be filed by it pursuant to applicable Laws. All such Tax Returns were true, correct, and complete in all material respects.

(b)           All material Taxes (whether or not shown on any Tax Return) due by or with respect to the income or operations of the Business and the ownership of the Acquired Assets for all taxable years or other taxable periods that end on or before the Closing Date and, with respect to any taxable year or other taxable period beginning on or before and ending after the Closing Date (each an “Overlap Period”), for the portion of such Overlap Period ending on and including the Closing Date (each a “Pre-Closing Period”) have been timely paid or will be timely paid in full on or prior to the Closing Date or accrued and adequately disclosed and, to the extent not yet due and payable, fully provided for in accordance with United States generally accepted accounting principles (“GAAP”) on Seller’s financial statements.

(c)           With respect to the Business and the ownership of the Acquired Assets:  (i) there is no action, audit, dispute or claim now proposed, threatened or pending against, or with respect to, Seller in respect of any Taxes; (ii) Seller has not received any written notices from any Governmental Body of proposed adjustment, deficiency, or underpayment of any material Taxes, or requesting information with respect to any material Taxes; (iii) Seller is not contesting presently any Tax liability before any court, tribunal or agency; (iv) Seller is not the beneficiary of any extension of time within which to file any Tax Return, nor has Seller made (or had made on its behalf) any requests for such extensions; and (v) Seller has not given any waiver or extensions (or is or would be subject to a waiver) of any statute of limitations relating to the payment of Taxes.

(d)           There are no Encumbrances on any of the Acquired Assets with respect to Taxes and Seller has no knowledge of any basis for assertion of any claims attributable to Taxes which, if adversely determined, would result in any Encumbrance with respect to Taxes on the Acquired Assets.

(e)           All material Taxes which Seller is (or was) required by law to withhold or collect in connection with the income or operations of the Business and the ownership of the Acquired Assets have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable.

(f)            No written claim has ever been made by any Governmental Body in a jurisdiction where Seller does not file Tax Returns that a Tax Return is required to be filed in such jurisdiction with regard to the income or operations of the Business and the ownership of the Acquired Assets.

(g)           Seller is not a “foreign person” within the meaning of Section 1445 of the Code.

2.14        Seller Benefit Plans.

(a)           Schedule 2.14 contains a complete list of each Seller Benefit Plan.  Except for Seller Benefit Plans disclosed on Schedule 2.14 Seller does not have any liability with respect to any other benefit plan or arrangement and has no commitment or obligation to establish any other benefit plan or arrangement with respect to the Business.  For purposes of this Section 2.14, the term “Seller” includes any ERISA Affiliate.

(b)           As of the Closing Date, Purchaser will not, either directly or indirectly, have any obligation or liability, as a matter of law or otherwise, with respect to any Seller Benefit Plan that was sponsored or maintained by Seller or to which Seller contributes or for which Seller had, or may have, any liability, contingent or otherwise, either directly or indirectly through an ERISA Affiliate.

2.15        Sufficiency of Assets.  Except as set forth on Schedule 2.15, the Acquired Assets and Assumed Liabilities (together with the services provided pursuant to the Transition Services Agreement and the licenses under the Software License Agreement, the Patent License Agreement and the Media Mail License Agreement) comprise all of the assets, properties and rights primarily and principally used by Seller in the Business and necessary for Purchaser to conduct the Business immediately following the Closing in all respects as it was conducted prior to the Closing.  The Acquired Assets are in good operating condition and repair (except for ordinary wear and tear and routine maintenance in the Ordinary Course of Business).

2.16        Investment Banking Fees.  Except for the fees due to Updata Capital which will be fully paid by Seller, Seller and its Affiliates have not employed or made any agreement with any broker, investment banker, finder or similar agent or person which will result in the obligation of Purchaser to pay any finder’s fee, brokerage fees or other commission or similar payment before or after the Effective Time.

2.17        Disclaimer of Warranties.  EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN THIS ARTICLE 2 AND IN THE TRANSACTION AGREEMENTS, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, CONCERNING THE TRANSFERRED ASSETS AND ASSUMED LIABILITIES, IT BEING SPECIFICALLY UNDERSTOOD BY PURCHASER THAT, EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN THIS ARTICLE 2, THE TRANSFERRED ASSETS AND ASSUMED LIABILITIES ARE BEING SOLD AND TRANSFERRED “AS IS” IN ALL RESPECTS.  SELLER SPECIFICALLY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF PURCHASER’S, WHETHER OR NOT SELLER HAS BEEN MADE AWARE OF ANY SUCH PURPOSE.

2.18        Financial Information.  A true, correct and complete list of the revenue and the direct cost of revenue for the Business for the four fiscal quarters of 2004 and the first three fiscal quarters of 2005 is attached hereto as Schedule 2.18 (the “Financial Data”).  The Financial Data has been prepared in accordance with GAAP and presents fairly the financial information reflected therein as of the dates indicated thereon, consistently applied.

2.19        Disclosure.  Except as set forth on Schedule 2.10(b), Seller has delivered to Purchaser true and complete copies of each Contract that is a part of the Acquired Assets.  Neither this Agreement nor any certificate or schedule furnished or to be furnished to Purchaser pursuant hereto, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not misleading.

3.                                      REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser represents and warrants as of the date hereof that each of the following representations and warranties is true and correct except as expressly set forth otherwise in Purchaser Disclosure Schedule:

3.1          Due Organization.  Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of Nova Scotia, Canada with full company power and authority to conduct the business as it is presently conducted and to own and lease its properties and assets.  Purchaser is duly qualified to do business and is in good standing in all jurisdictions in which the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not have a Material Adverse Effect.

3.2          Authority; Binding Nature Of Agreements.  Purchaser has the corporate power and authority to enter into and to perform its obligations under this Agreement and each of the Transaction Agreements to which it is a party and to consummate the Transactions contemplated hereby.  This Agreement has been, and each of the Transaction Documents will be as of the Closing Date, duly authorized, executed and delivered by Purchaser, and (assuming due execution and delivery by Seller) this Agreement constitutes, and each of the Transaction Documents when executed and delivered will constitute, a legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereinafter in effect relating to creditors’ rights generally or to general principles of equity.

3.3          Non-Contravention.  The execution, delivery and performance of this Agreement and the Transaction Agreements by Purchaser, the consummation by Purchaser of the Transactions and the compliance by Purchaser with any of the provisions hereof, do not and will not (a) contravene or conflict with the articles of incorporation, bylaws of Purchaser or (b) contravene or conflict with or constitute a material violation of any provision of any applicable Legal Requirement binding upon or applicable to Purchaser or its Subsidiaries.

3.4          Litigation; Compliance with Legal Requirements.  There are no Proceedings pending or, to Purchaser’s Knowledge, threatened against Purchaser, its respective activities, properties or assets that seeks to prevent, enjoin, alter or delay the Transactions.

3.5          Financial Ability to Perform.  Sufficient funds and credit arrangements are available to Purchaser as of the date hereof, and will be so available to Purchaser at the Closing, to enable Purchaser to pay the Cash Closing Payment, the Escrow Amount and all other amounts payable by it hereunder at the Closing.

3.6          Investment Banking Fees.  Purchaser and its Affiliates have not employed or made any agreement with any broker, investment banker, finder or similar agent or person which will result in the obligation of Seller to pay any finder’s fee, brokerage fees or other commission or similar payment before or after the Effective Time.

4.                                      OTHER AGREEMENTS.

4.1          Further Actions.  From and after the Effective Time, Seller shall reasonably cooperate with Purchaser and Purchaser’s Representatives, and shall execute and deliver such documents and take such other actions as Purchaser may reasonably request to put Purchaser in possession and control of all of the Acquired Assets.  Subject to the terms and conditions of this Agreement, each of the parties to this Agreement will use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, desirable, or advisable under applicable Legal Requirements, so as to permit consummation of the Transactions in accordance with the terms of this Agreement and the Transaction Agreements and will use commercially reasonable efforts to cooperate fully with the other parties hereto to that end.  Without limiting the foregoing, Seller shall use its commercially reasonable efforts to obtain any consent set forth on Schedule 2.6.

4.2          Public Announcements.  Purchaser and Seller will consult with each other as to the form, substance and timing of the initial press release or other initial public statement relating to this Agreement, or any of the Transactions, and no such initial statement will be made by one without the prior written consent of the other, which consent will not be unreasonably withheld or delayed; provided that each may make such disclosures as are necessary to comply with any Legal Requirement or the request of any Governmental Body after making good faith efforts under the circumstances to consult in advance with the other.

4.3          Access to Records and Cooperation.  From and after the Effective Time, each party shall cooperate in good faith with the other party and the other party’s Representatives in connection with any tax inquiry, audit, investigation or dispute, or in connection with the filing of any Tax Return, including by providing access during normal business hours to all books and records, information and employees relating to the Acquired Assets and Assumed Liabilities.  The party requesting any such books and records, information or employees shall bear all of the out-of-pocket costs and expenses (including, without limitation, attorneys’ fees, but excluding reimbursement for salaries and employee benefits) reasonably incurred in connection with providing such books and records, information or employees.

4.4          Confidentiality.  Each party will hold, and will cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other party in connection with the Transactions pursuant to the terms of that certain Confidential Disclosure Agreement entered into between Seller and Purchaser effective August 4, 2005 (the “Confidentiality Agreement”).

4.5          Purchase Price Allocation.  As soon as practicable after the date hereof, Purchaser and Seller shall consult with each other and agree upon the allocation of the Aggregate Purchase Price and Assumed Liabilities among the Acquired Assets and the non-competition covenant set forth in Section 4.8.  Notwithstanding any other provision of this Agreement, this Section 4.5 shall survive the Closing Date indefinitely.  Seller and Purchaser agree that the values attributed to the Acquired Assets shall be arrived at in compliance with Section 1060 of the Code and the regulations promulgated thereunder.  Each of Seller and Purchaser shall (i) timely file all forms required to be filed in connection with such allocation, (ii) be bound by such allocation for purposes of determining Taxes, (iii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with such allocation, and (iv) not take any position on any return, declaration, report or information return or statement inconsistent with the allocation agreed to among Purchaser and Seller, unless otherwise required by any Applicable Law.  Purchaser shall prepare and deliver IRS Form 8594 to Seller within sixty (60) days after the Closing Date to be filed with the IRS.  Any post-Closing adjustment to the Aggregate Purchase Price shall be reflected in the final allocation of the Aggregate Purchase Price among the Acquired Assets in a manner consistent with Section 1060 of the Code and the regulations promulgated thereunder.  Each party hereto will promptly notify the other if it receives notice that a Governmental Body proposes any allocation that is different from the allocation agreed upon by Purchaser and Seller.

4.6          Collection of Accounts Receivables.  From and after the Effective Time, Purchaser shall remit to Seller any portion of the accounts receivable of the Business received by Purchaser and which represent services provided by Seller prior to the Closing Date (the “Retained A/Rs”).  Seller will provide Purchaser a list of the Retained A/Rs at Closing.  Any such Retained A/Rs received by Purchaser during any month shall be remitted to Seller on the last day of each such month.  Seller shall have a right to audit Purchaser’s records pertaining to the Retained A/Rs on reasonable notice, during ordinary business hours in order to verify the accuracy of payments of any portion of the Retained A/Rs made to Seller.  In the event of a dispute, the parties agree to meet and confer in good faith in an effort to resolve any disputes thereto.

4.7          Non-Solicitation. For a period of one (1) year after the Effective Time, Purchaser will not, directly or indirectly, without the written consent of Seller, any successor in interest of Seller, whether by merger, acquisition or otherwise, solicit, persuade, encourage or induce any employee of Seller to cease employment with or retention by Seller, provided that this Section 4.7 will not apply to (a) general solicitation of employment not specifically directed toward such employees, (b) solicitation of employment pursuant to Section 1.4(b)(vi) of this Agreement, and (c) individuals who were not employed by Seller on the Closing Date.

4.8          Noncompete.

(a)           Seller and Purchaser hereby agree that the covenants set forth in this Section 4.8 are a material and substantial part of the Transactions and that a portion of the Aggregate Purchase Price shall be paid for and allocated to the covenants set forth in this Section 4.8.

(b)           For a period of one (1) year from and after the Closing Date, Seller agrees that it will not (directly or indirectly):

(i)            own, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or be connected as a principal, agent, representative, consultant, investor with, any business that the Business conducts as of the Closing Date anywhere in the world; provided, however, Seller may continue to host its Supernews business and may host its Memova Mobile Software for its carrier and service provider customers;

(ii)           to the fullest extent permitted by law, call on or solicit any person who or which is, at that time, or has been within two years prior thereto, a customer of the Business to license or purchase a product or service: (A) which competes with or provides an alternative to the hosted messaging services of the Business, (B) that is not currently offered by the Seller or (C)  that is for Enterprise Use (as defined) (other than Seller’s identity management business); or

(iii)         solicit the employment of or hire any person who at the time of such solicitation or hiring or who within one year prior thereto, is or was employed in the Business on a full or part-time basis.

(c)           Notwithstanding anything set forth to the contrary in this Section 4.8 or in this Agreement, Purchaser understands and agrees that one of Seller’s principal remaining businesses is, and will continue to be, specing, developing, licensing and installing messaging software products and solutions for its customers, many of whom provide such products and solutions on a hosted basis to their customers.  These solutions, when hosted by Seller’s customers, may be expected to compete with Purchaser’s offerings and are not prohibited by the Agreement.

(d)           Seller acknowledges that (a) the provisions of this Section 4.8 are reasonable and necessary to protect the legitimate interests of Purchaser and its Affiliates (including, without limitation, Purchaser), (b) any violation of this Section 4.8 will result in irreparable injury to Purchaser and its Affiliates and that damages at law would not be reasonable or adequate compensation to Purchaser and its Affiliates for a violation of this Section 4.8 and (c) Purchaser and its Affiliates shall be entitled to have the provisions of this Section 4.8  specifically enforced by preliminary and permanent injunctive relief without the necessity of proving actual damages and without posting bond or other security as well as without an equitable accounting of all earnings, profits and other benefits arising out of any violation of this Section 4.8, including, without limitation, estimated future earnings.

(e)           If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 4.8 is invalid or unenforceable, Seller and Purchaser each agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

4.9          Exclusivity.  From the date hereof and up to the Effective Time, Seller will not, without the prior written consent of Purchaser, solicit, initiate, encourage or participate in any discussions relating to the acquisition of all or any portion of the Acquired Assets.

4.10        Operation of Business.  From and after the date hereof until the Closing Date, Seller will not cause or permit the Business, without the prior written consent of Purchaser, to engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business or enter into any material agreements or transactions related to the Acquired Assets.

In furtherance of and in addition to such restriction, (a) Seller shall not (i) enter into, amend, modify, terminate (partially or completely), grant any waiver under or give any consent with respect to any Contract or incur any Liability relating to the Business outside the Ordinary Course of Business; (iii) default under, or take or fail to take any action that (with or without notice or lapse of time or both) would constitute a default under any term or provision of any Contract relating to the Business; (iv) create any Encumbrance on any of the Acquired Assets; (v) compromise, settle or otherwise adjust any claim or litigation relating to the Business; or (vi) alter the salaries or other compensation payable to any employee working in the Business, and (b) Seller shall (i) maintain and service the Acquired Assets consistent with past practice and preserve intact the Business as it is currently organized and (ii) confer with Purchaser prior to implementing any operational decisions of a material nature which relate to the Business.

4.11        Retention of Customers.  From and after the date of this Agreement, Purchaser shall use commercially reasonable efforts to, with the assistance of Seller, negotiate Renewal Agreements on behalf of Purchaser on commercially reasonable terms acceptable to Purchaser with Customer X on or prior to July 31, 2006 and the Select Customers on or prior to October 31, 2006.

4.12        Links and Websites.  From and after the Closing until six months following the Closing, Seller shall, at no cost to Purchaser, maintain existing links and websites for the Business, and shall redirect hosted messaging administration inquiry web traffic to the appropriate web page of Purchaser as identified by Purchaser.

4.13        Post-Closing Audit.  Seller and Purchaser shall engage PricewaterhouseCoopers LLP, or such other independent auditor acceptable to Seller and Purchaser (the “Auditor”) to prepare audited financial statements for the Business for the fiscal years ended December 31, 2004 and December 31, 2005 meeting the requirements of the SEC’s Regulation X (the “Additional Financial Statements “) in sufficient time for Purchaser to make any required filing of the Additional Financial Statements with the SEC.  Without limiting the foregoing, Seller shall use reasonable best efforts to cooperate with Purchaser and the Auditor in connection with the preparation of the Additional Financial Statements, and the Auditor, shall be asked to perform the audit of the Additional Financial Statements and deliver its report thereon addressed to Purchaser within sixty (60) days after the Closing.  Each of Purchaser on the one hand and Seller on the other hand shall each be responsible for fifty percent (50%) of all fees, costs and expenses of the Auditor in connection with the preparation of the Additional Financial Statements.  Seller shall use reasonable best efforts to provide all documentation, answer all questions of the Auditors and respond to all other requests for information by the Auditor as promptly as possible to assist the Auditor in the timely preparation o f the Additional Financial Statements.   Purchaser acknowledges and agrees that the preparation or receipt of the Additional Financial Statements shall not constitute a condition to the Closing or to Purchaser’s obligations under this Agreement, and Seller is not representing or warranting to Purchaser that the Additional Financial Statements will be delivered in time for Purchaser to make any filing deadlines Purchaser may be required to make under any applicable law or regulation.

4.14        Post-Closing Hosting.  During the twelve (12) month period following the Closing, Purchaser agrees to host Seller’s corporate email and Seller’s Memova Mobile Software trial at no cost to Seller.

4.15        Certain Additional Closing Payments.  On the Closing Date, Seller shall pay to Purchaser the amount of any cash received from third parties prior to the Closing Date which cash relates to services to be provided by Purchaser after the Closing Date.

5.                                      CONDITIONS TO CLOSING

5.1          Conditions to Obligations of Each Party.  The obligations of Purchaser and Seller to consummate the Closing are subject to the satisfaction of the following conditions:

(a)           no order, decree, ruling, or charge shall be in effect that (i) prevents consummation of any of the transactions contemplated by this Agreement or the Transaction Documents or (ii) causes any of the transactions contemplated by this Agreement or the Transaction Documents to be rescinded following consummation; and

(b)           all actions by or in respect of or filings with any Governmental Body required to permit the consummation of the Closing, if any, shall have been obtained.

Purchaser and Seller may waive any condition specified in this Section 5.1 if each executes a waiver in writing so stating at or prior to the Closing.

5.2          Conditions to Obligation of Purchaser.  The obligation of Purchaser to consummate the Closing is subject to the satisfaction of the following further conditions:

(a)           Seller shall have performed in all material respects all of its covenants and obligations under this Agreement required to be performed by it on or prior to the Closing Date;

(b)           the representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date (unless the context of the representation or warranty indicates that it can be made only as of the date of the signing of this Agreement), provided, however, that for purposes of this Section 5.2(b), each representation and warranty of Seller that is qualified as to materiality shall be deemed not so qualified;

(c)           Purchaser shall have received a certificate signed by an authorized representative of Seller to the effect set forth in Section 5.2(a) and Section 5.2(b);

(d)           no order, decree, ruling, or charge shall be in effect that (i) prevents consummation of any of the transactions contemplated by this Agreement or the Transaction Documents or (ii) causes any of the transactions contemplated by this Agreement or the Transaction Documents to be rescinded following consummation;

(e)           Seller and Escrow Agent shall have executed and delivered each of the Transaction Agreements to which each is party;

(f)            Seller shall have delivered to Purchaser a non-foreign certification with respect to Seller (in form and substance reasonably satisfactory to Purchaser) that satisfies the requirements of Treasury Regulation section 1.1445-2(b)(2);

(g)           there shall not have been any Material Adverse Effect with respect to the Business nor shall have there been any fact, circumstance or occurrence that has had or could reasonably be expected to have a Material Adverse Effect; and

(h)           Purchaser shall have received the consents and other deliveries relating to all Assigned Contracts identified on Schedule 5.2, each in form and substance reasonably satisfactory to Purchaser.

Purchaser may waive any condition specified in this Section 5.2 if it executes a waiver in writing so stating at or prior to the Closing.

5.3          Conditions to Obligation of Seller.  The obligation of Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

(a)           Purchaser shall have performed in all material respects all of its covenants and obligations hereunder required to be performed by it at or prior to the Closing Date;

(b)           the representations and warranties of Purchaser contained in this Agreement, shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date (unless the context of the representation or warranty indicates that it can be made only as of the date of the signing of this Agreement), provided, however, that for purposes of this Section 5.3(b), each representation and warranty of Purchaser that is qualified as to materiality shall be deemed not so qualified;

(c)           Seller shall have received a certificate signed by an authorized representative of Purchaser to the effect set forth in Section 5.3(a) and Section 5.3(b); and

(d)           Purchaser and the Escrow Agent shall have executed and delivered each of the Transaction agreements to which each is a party.

Seller may waive any condition specified in this Section 5.3 if it executes a writing so stating at or prior to the Closing.

6.                                      INDEMNIFICATION

6.1          Indemnification by Seller.  Subject to the other provisions of this Article 6, Seller agrees to indemnify and save harmless Purchaser and each of its successors and assigns, and its officers, directors, employees, stockholders, agents or Affiliates (each, an “Indemnified Purchaser Party”) from and against all Losses suffered or incurred by an Indemnified Purchaser Party as a result of or arising directly or indirectly out of or in connection with:

(a)           any breach by Seller of or any inaccuracy of any representation or warranty of Seller contained in this Agreement or any certificate delivered by Seller in connection herewith;

(b)           any breach or non performance by Seller of any covenant to be performed by Seller that is contained in this Agreement;

(c)           the Excluded Liabilities (including, without any limitation, any Liability for Taxes (i) relating to the Business or the Acquired Assets with respect to all taxable years or other taxable periods that end on or before the Closing Date and with respect to each Pre-Closing Period, and (ii) of Seller for all taxable periods); and

(d)           noncompliance by Seller with the provisions of any so called “bulk transfer law” or “bulk sales law” (including without limitation, any liability for Taxes which may be asserted by a third party against Purchaser as a result of Seller’s non-compliance with any bulk transfer or other similar laws in any jurisdiction).

6.2          Indemnification by Purchaser.  Subject to the other provisions of this Article 6, Purchaser agrees to indemnify and save harmless Seller and each of its successors and assigns, and its officers, directors, employees, stockholders, agents or Affiliates (each, an “Indemnified Seller Party”) from and against all Losses suffered or incurred by an Indemnified Seller Party as a result of or arising directly or indirectly out of or in connection with:

(a)           any breach by Purchaser of or any inaccuracy of any representation or warranty contained in this Agreement or in any certificate delivered by Purchaser in connection herewith;

(b)           any breach or non performance by Purchaser of any covenant to be performed by Purchaser that is contained in this Agreement;

(c)           the Assumed Liabilities; and

(d)           the operation by Purchaser of the Business after the Closing, provided any such Losses under this Section 6.2(d) relate solely to the operation of the Business after the Closing by Purchaser (except to the extent that any Losses relate to the Closing Date or a pre-Closing agreement, commitment, action, other circumstance or condition or other matter for which an Indemnified Purchaser Party is or would be entitled to indemnification from Seller under Section 6.1 without regard to Section 6.10 hereof).

6.3          Notice of Claim.  If a party becomes aware of any Claim in respect of which indemnity may be sought pursuant to this Agreement, the Indemnified Party shall give written notice of the Claim to the Indemnifying Party.  The notice shall specify whether the Claim is a Third Party Claim or whether the Claim is a Direct Claim, and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.  Notwithstanding the foregoing, the failure to give notice does not relieve an Indemnifying Party of its obligations.

6.4          Direct Claims.  With respect to any Claim for indemnification pursuant to this Agreement that is not a Third Party Claim (a “Direct Claim”), following receipt of notice from the Indemnified Party of the Claim in accordance with Section 6.3, the Indemnifying Party shall have thirty (30) days to make any investigation of the Claim as the Indemnifying Party considers necessary or desirable.  For the purpose of that investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim, together with all other information as the Indemnifying Party may reasonably request.  If both parties agree at or before the expiration of that thirty (30) day period (or any mutually agreed upon extension of that thirty (30) day period) to the validity and amount of the Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim during such period.  If the Indemnifying Party does not respond or otherwise dispute the Direct Claim or agree in writing to the validity and amount of the Claim, then the Indemnified Party may pursue any remedies available to it subject to the terms of this Agreement.

6.5          Third Party Claims.

(a)           Subject to the further provisions of this Section 6.5, the Indemnifying Party shall have twenty (20) days (or less if the nature of the Third Party Claim requires) from the date on which the Indemnifying Party receives notice of a Third Party Claim to notify the Indemnified Party that it will assume the defense of the Claim and, in the event that the Indemnifying Party assumes control of the defense, the Indemnifying Party shall not be liable to the Indemnified Party for any fees of any other counsel or other expenses in connection with the defense of such Third Party Claim.  If the Indemnifying Party, having elected to assume the defense of the Claim, fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume the defense of the Claim.  The Indemnified Party shall have the right to monitor and participate in the defense of such Third Party Claim.

(b)           The Indemnifying Party will not be entitled to assume the defense of any Third Party Claim if (i) the Third Party Claim seeks, in addition to or in lieu of monetary damages, any injunctive or other equitable relief; (ii) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation;(iii) the Third Party Claim involves a material customer or supplier of the Business; (iv) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be detrimental to or injure the Indemnified Party’s reputation or future business prospects; or (v) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to prosecute the defense of the Third Party Claim and provide indemnification in accordance with the provisions of this Agreement.  If, pursuant to this Section 6.5, the Indemnifying Party is not entitled to assume the defense of a Third Party Claim, the Indemnified Party agrees to notify the Indemnifying Party on matters relating to selection of counsel, litigation strategy, motions, discovery and other significant or related decisions.  Prior to undertaking any such action or expense with respect to a Third Party Claim, the Indemnified Party agrees to follow the recommendations of the Indemnifying Party so long as such recommendations are reasonable and made in good faith.

(c)           If the Indemnifying Party assumes the defense of a Third Party Claim, it will take all steps necessary in the defense, prosecution, or settlement of such claim or litigation and will hold the Indemnified Party harmless from and against all Losses caused by or arising out of such Third Party Claim.  Notwithstanding anything contained in this Agreement, the Indemnifying Party shall not consent to the entry of any judgment or enter into any settlement except with the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld.

6.6          Cooperation.  The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect to Third Party Claims (including supplying copies of all relevant documentation promptly as it becomes available).

6.7          Duty to Mitigate.  Each Indemnified Party shall, and shall cause each subsidiary and Affiliate, to use commercially reasonable efforts to mitigate any Losses suffered, incurred or sustained by an Indemnified Party, subsidiary or Affiliate arising out of any matter for which any Indemnified Party is entitled to indemnification hereunder.

6.8          Insurance Benefits.  If and when any payment is actually received by an Indemnified Party from any insurance policy for the matters giving rise to the Claim of indemnification hereunder, the Indemnified Party shall reduce the Claim against the Indemnifying Party to the extent of its insurance recovery (minus any deductible and other amounts or expenses paid or incurred in connection with such insurance recovery) (the “Insurance Recovery”) or, if payment has already been made by the Indemnifying Party on the Claim of indemnification hereunder, then the Indemnified Party shall remit the Insurance Recovery, up to the amount of the payment, to the Indemnifying Party.

6.9          Tax Effect of Indemnification Payments.  For all Tax purposes and except as required by applicable law, Seller and Purchaser hereto agree to treat (i) all indemnity payments made by Seller or Purchaser pursuant to this Agreement as adjustments to the Aggregate Purchase Price paid with respect to the Acquired Assets, and (ii) any payment of interest or non-Federal income Taxes by or to a taxing authority as taxable or deductible, as the case may be, to the party entitled to retain such payment or required to make such payment

6.10        Limitations on Liability.

(a)           No Losses arising out of a particular breach of any representation or warranty hereunder on the part of Purchaser or Seller, as the case may be, that would otherwise be indemnified under Section 6.1(a) or Section 6.2(a), as the case may be, shall be recoverable by an Indemnified Party pursuant to the provisions of this Article 6 until the amount of such party’s Losses equals or exceeds $25,000 (the “Indemnity Basket”) in the aggregate upon which the entire amount of such Losses shall be recoverable pursuant to the provisions of this Article 6, including the amount of the Indemnity Basket.

(b)           The aggregate amount of Losses arising out of all breaches of any representations or warranties on the part of Purchaser or Seller, as the case may be, recoverable by Purchaser and Seller, respectively, pursuant to the provisions of Section 6.1(a) or Section 6.2(a), as the case may be, shall be limited to the Aggregate Purchase Price.

6.11        Materiality.  With respect to any representation, warranty, covenant or agreement which is modified by the words “material”, “material adverse effect” or words to that effect, such words or clauses shall not have any effect with respect to the calculation of the amount of any Losses pursuant to this Article 6.  However, such modifications will have their full effect in determining whether a breach has occurred.

6.12        Sole Remedy.  The provisions of this Article 6 shall provide the sole and exclusive remedy with respect to any and all Losses arising from the matters referred to in Section 6.1 or Section 6.2, as the case may be, or otherwise under or in connection with the Acquired Assets, the Business, this Agreement or the transactions contemplated hereby, provided that nothing in this Section 6.12 shall limit or restrict the ability or right of any party hereto to seek injunctive or other equitable relief for any breach or alleged breach of this Agreement or any provision hereof.

7.                                      Termination.

7.1          Termination of Agreement. This Agreement may be terminated as provided below:

(a)           Purchaser and Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b)           Purchaser may terminate this Agreement by giving written notice to Seller at any time prior to the Closing if the Closing shall not have occurred on or before February 3, 2006, by reason of the failure of any condition precedent under Section 5.2 hereof (unless the failure results primarily from Purchaser itself breaching any representation, warranty, or covenant contained in this Agreement); and

(c)           Seller may terminate this Agreement by giving written notice to Purchaser at any time prior to the Closing if the Closing shall not have occurred on or before February 3, 2006, by reason of the failure of any condition precedent under Section 5.3 hereof (unless the failure results primarily from Seller itself breaching any representation, warranty, or covenant contained in this Agreement).

7.2          Effect of Termination.  If this Agreement terminates pursuant to any provision of Section 7.1 and the transactions contemplated hereunder are not consummated, this Agreement shall be null and void and have no further force or effect, except that any such termination shall be without prejudice to the rights of any party on account of the breach or violation of the representations, warranties, covenants or agreements of another party under this Agreement or the nonsatisfaction of the conditions set forth in Article 6 resulting from such a breach or violation. The provisions of this Section 7.2 and Articles 6 and 8 shall survive any termination of this Agreement pursuant to Section 7.1.

8.                                      MISCELLANEOUS PROVISIONS.

8.1          Survival of Representations and Covenants.  The representations and warranties of each party contained in this Agreement shall expire on the first anniversary of the Closing Date, except that (a) all representations and warranties set forth in Section 2.13 shall survive the Closing for the period of the applicable statutes of limitation plus thirty (30) days plus any extensions or waivers thereof, (b) all representations and warranties set forth in Sections 2.2 and 2.5 shall survive the Closing without limitation and (c) any representation or warranty as to which a claim (including, without limitation, a contingent claim) shall have been asserted during the survival period shall continue in effect with respect to such claim until such claim shall have been finally resolved or settled.  All of the covenants, agreements and obligations of the parties contained in this Agreement or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive (i) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance or (ii) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

8.2          Further Assurances.  Each party hereto shall, prior to, at or after the Closing, (a) execute and/or cause to be delivered to each other party hereto such instruments and other documents for the purpose of carrying out or evidencing any of the Transactions, (b) take such other actions as such other party may reasonably request for the purpose of carrying out or evidencing any of the Transactions or otherwise in connection with the Transactions, and (c) cooperate with each other in connection with any of the foregoing.  Without limiting the generality of the foregoing, Purchaser shall make those individuals included in the definition of “Knowledge” (to the extent that they remain under the control and direction of Seller) reasonably available to Seller for six (6) months after the Closing during normal business hours to assist with the transition of the Business from Seller to Purchaser.

8.3          Fees and Expenses; Investment Banking Fees.

(a)           Except as otherwise provided for herein, each party to this Agreement shall bear and pay all fees, costs and expenses (including all legal fees and expenses) that have been incurred or that are in the future incurred by, on behalf of or for the benefit of such party in connection with:  (i) the negotiation, preparation and review of any letter of intent or similar document relating to any of the Transactions; (ii) the investigation and review conducted by such party and its Representatives with respect to the Transactions; (iii) the negotiation, preparation and review of this Agreement, the other Transaction Agreements and all bills of sale, assignments, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the Transactions; (iv) the preparation and submission of any filing or notice required to be made or given in connection with any of the Transactions, and the obtaining of any Consent required to be obtained in connection with any of the Transactions; and (v) the consummation and performance of the Transactions.

(b)           Notwithstanding anything to the contrary contained elsewhere in this Agreement, and regardless of whether or not the Closing takes place, each party to this agreement shall pay its own investment banking, broker or finder fees incurred in connection with the Transactions.

8.4          Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Seller:

Critical Path, Inc.

2 Harrison Street, 2nd Floor

San Francisco, CA  94105

Phone: (415) 541-2500

Facsimile: (415) 541-2300
Attn: General Counsel

With a copy (which copy shall not constitute notice) to:

Paul, Hastings, Janofsky & Walker LLP

55 Second Street, 24th Floor

San Francisco, CA  94105

Phone:    (415) 856-7000

Fax:         (415) 856-7100

Attn:  Gregg Vignos, Esq.

if to Purchaser:

Tucows.com Co.

96 Mowat Avenue

Toronto, Ontario M6K 3M1

Canada

Phone:  (416) 535-0123

Facsimile: (416) 531-1257

Attn: Brenda R. Lazare, General Counsel

With a copy (which copy shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA  19103

Phone:  (215) 963-5000

Facsimile:  (215) 963-5001

Attn:  Barbara J. Shander, Esq.

8.5          Headings.  The underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

8.6          Counterparts.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.

8.7          Governing Law; Venue.

(a)           This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York (without giving effect to principles of conflicts of laws).

(b)           Any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement may be brought or otherwise commenced in any state or federal court located in the City of New York, New York.  Each party to this Agreement:

(i)            expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the City of New York, New York (and each appellate court located in the State of New York) in connection with any such legal proceeding;

(ii)           agrees that each state and federal court located in the City of New York, New York shall be deemed to be a convenient forum; and

(iii)         agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the City of New York, New York, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

8.8          Successors And Assigns; Parties In Interest.

(a)           This Agreement shall be binding upon:  Seller and its successors and assigns (if any); and Purchaser and its successors and assigns (if any).  This Agreement shall inure to the benefit of:  Seller; Purchaser; and the respective successors and assigns (if any) of the foregoing.

(b)           Neither party shall be permitted to assign any of its rights or delegate any of its obligations under this Agreement without the other party’s prior written consent, and any purported assignment in violation of this Section 8.8(b) shall be null and void.  Notwithstanding the foregoing, so long as any such Affiliate agrees in writing to be bound by the applicable terms of this Agreement, Purchaser may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates, and (ii) designate one or more of its Affiliates to perform its obligations hereunder (and in such case Purchaser nonetheless shall remain directly and primarily responsible for the performance of all of its obligations hereunder).  The parties hereto hereby acknowledge and agree that Purchaser may, prior to the Closing, assign the right to purchase certain Acquired Assets to a foreign Affiliate.

(c)           Except for the provisions of Section 8 hereof, none of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties to this Agreement and their respective successors and assigns (if any).  Without limiting the generality of the foregoing, (i) no employee of Seller shall have any rights under this Agreement or under any of the other Transaction Agreements, and (ii) no creditor of Seller shall have any rights under this Agreement or any of the other Transaction Agreements.

8.9          Waiver.

(a)           No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)           No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

8.10        Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Purchaser and Seller.

8.11        Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

8.12        Entire Agreement.  This Agreement, the Transaction Agreements and the Confidentiality Agreement set forth the entire understanding of the parties relating to the subject matter thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter thereof.

8.13        Disclosure Schedules and Exhibits.  The Disclosure Schedules and Exhibits are hereby incorporated into this Agreement to the same extent as though fully set forth herein.

8.14        Construction.

(a)           For purposes of this Agreement, including the Exhibits hereto, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)           In the event of an ambiguity or question of intent or interpretation, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the extent to which any such party or its counsel participated in the drafting of any provision hereof or by virtue of the extent to which any such provision is inconsistent with any prior draft hereof.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement.

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The parties to this Agreement have caused this Asset Purchase Agreement to be executed and delivered as of the date first written above.

CRITICAL PATH, INC.,
a California corporation

By:	/s/ Michael Zuckerman
Name:	Michael Zuckerman
Title:	Executive Vice President

TUCOWS.COM CO.,
a Nova Scotia corporation

By:	/s/ Elliot Noss
Name:	Elliot Noss
Title:	President / CEO

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acquired Assets” shall have the meaning set forth in Section 1.1(a).

“Additional Financial Statements” shall have the meaning set forth in Section 4.13.

“Affiliate” shall mean with respect to any Person, any other Person controlling, controlled by or within common control with such Person.

“Aggregate Annual Contribution” shall mean the sum of the Annual Contribution of Customer X and each of the Select Customers.

“Aggregate Purchase Price” shall mean the Cash Closing Payment, plus such portion, if any, of the Escrow Amount paid to Seller.

“Agreement” shall mean the Asset Purchase Agreement to which this Exhibit A is attached, as it may be amended from time to time.

“Annual Contribution” for any Customer is the revenue received by Seller from each such Customer for the month of October 2005 multiplied by twelve, which amounts are set forth on Schedule 2.10(a).

“Annualized Renewal Contribution” means the number of Purchaser mailboxes utilized by Customer X in the calendar month immediately preceding the execution of the Renewal Agreement with Customer X multiplied by the fees per mailbox paid by Customer X pursuant to the Customer X Renewal Agreement for the period after July 31, 2006 multiplied by twelve (12).

“Assumed Liabilities” shall have the meaning assigned to it in Section 1.2(a).

“Auditor” shall have the meaning assigned to it in Section 4.13.

“Business” shall mean the Hosted Messaging business of Seller as operated by Seller as of the date hereof.

“Cash Closing Payment” shall mean six million two hundred fifty thousand dollars ($6,250,000).

“Claim” means any claim, Proceeding, demand, action, suit, cause of action or other similar matter.

“Closing” shall have the meaning assigned to it in Section 1.5.

“Closing Date” shall have the meaning assigned to it in Section 1.5.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Consent” shall mean any material approval, consent, ratification, permission, waiver, authorization, filing, registration or notification (including any Governmental Authorization).

“Contract” shall mean any written, oral, implied or other agreement, contract, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature.

“Customer” shall mean a customer or client of the Business which has a Contract listed on Schedule 2.10.

“Customer X” is identified on Schedule 4.11.

“Customer X Portion” shall be equal to: (i) (a) the Escrow Amount multiplied by (b) the quotient of the Annualized Renewal Contribution divided by the Aggregate Annual Contribution divided by (c) six (6) multiplied by (d) the number of months of service after July 31, 2006 (which number of months may not exceed six (6)) provided for in the Customer X Renewal Agreement  plus (ii) any interest accrued on such portion of the Escrow Amount.

For Example:

If the Customer X Renewal Agreement is renewed for six months at the full Annualized Renewal Contribution the Customer X Portion would be calculated as follows: $1.75 million (Escrow Amount) x ($1.8 million (Annualized Renewal Contribution) / $4.2 million (Aggregate Annual Contribution)) / 6 x 6 (months renewal) = $750,000

If the Customer X Renewal Agreement is renewed for three months at the full Annualized Renewal Contribution the Customer X Portion would be calculated as follows: $1.75 million (Escrow Amount) x ($1.8 million (Annualized Renewal Contribution) / $4.2 million (Aggregate Annual Contribution)) / 6 x 3 (months renewal) = $375,000

 “Direct Claim” shall have the meaning assigned to it in Section 6.4.

“Disclosure Schedules” shall mean Seller Disclosure Schedule or Purchaser Disclosure Schedule, as applicable.

“Effective Time” shall have the meaning assigned to it in Section 1.5.

“Encumbrance” shall mean any lien, pledge, hypothecation, mortgage, security interest, assessment, levy, claim or restriction of any nature whatsoever, or any agreement to give any of the foregoing in the future.

“Enterprise Use” shall mean use of a product or service within a business organization that supports the internal processes and functions of such business organization and is not intended for resale to, or use by, the business organization’s customers.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, cooperative, foundation, society, political party, union, Purchaser (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended and the regulations promulgated thereunder.

“ERISA Affiliate” shall mean any person, that together with Seller, is or was at any time treated as a single employer under the Section 414 of the Code or Section 4001 of ERISA and any general partnership of which Seller is or has been a general partner.

“Escrow Agent” shall mean JP Morgan Chase Bank, N.A.

“Escrow Amount” shall mean one million seven hundred fifty thousand dollars ($1,750,000).

“Excluded Assets” shall have the meaning assigned to it in Section 1.1(b).

“Excluded Liabilities” shall have the meaning assigned to it in Section 1.2(b).

“Financial Data” shall have the meaning assigned to it in Section 2.17.

“GAAP” shall have the meaning assigned to it in Section 2.13(b).

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, concession, approval, consent, ratification, permission, clearance, confirmation, endorsement, waiver, certification, designation, rating, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or Entity and any court or other tribunal); (d) multi-national organization or body; or (e) individual, Entity or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority or power of any nature.

“Indemnified Party” means a party seeking indemnification from the other party under Article 6.

“Indemnified Purchaser Party” shall have the meaning assigned to it in Section 6.1.

“Indemnified Seller Party” shall have the meaning assigned to it in Section 6.2.

“Indemnifying Party” means a party from whom indemnification is sought by the other party under Article 6.

“Indemnity Basket” shall have the meaning assigned to it in Section 6.8(a).

“Insurance Recovery” shall have the meaning ascribed to it in Section 6.7.

“Intellectual Property” means all copyrights, patents, trade names, trade secrets, registered and unregistered trademarks, service marks, trade dress, franchises, domain names and similar rights now used or employed in the Business.

“Knowledge” shall mean actual knowledge of such party’s President, Chief Financial Officer, Chief Technology Officer, Executive Vice President, Engineering, Executive Vice President, Worldwide Service, General Counsel and Vice President Hosted Services.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, ruling, directive, pronouncement, requirement, specification, determination, decision, opinion or interpretation issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liabilities” shall include without limitation any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured.

“Losses” means, in respect of any matter, all losses, damages, liabilities, deficiencies, assessments, judgments, actions, suits, claims, proceedings, allegations, costs and other expenses (including, without limitation, all reasonable legal and other professional fees and disbursements, interest, penalties and amounts, consequential and lost revenue and income damages of every kind, nature and description incurred by a party) which is reasonably and proximately caused by another party.

“Material Adverse Effect” shall mean means a material adverse effect on the business, assets, financial condition, results of operations, assets or business of the Business, other than with respect to any matters arising directly as a result of (a) conditions, events or circumstances affecting either (i) the United States economy generally or (ii) the hosted messaging industry generally, which in the case of clause (i) and (ii) does not have a material disproportionate effect on the Business, taken as a whole, or (b) changes directly resulting from Seller seeking the consent to assign any Contract listed on Schedule 2.10.

“Material Assigned Contract” shall mean any Assigned Contract that represents either (i) an obligation on behalf of Seller to make annual payments in excess of $25,000 per year or (ii) in excess of $25,000 in annualized revenues received by Seller.

“Order” shall mean any: (a) order, judgment, injunction, edict, decree, ruling, pronouncement, determination, decision, opinion, verdict, sentence, subpoena, writ or award issued, made, entered, rendered or otherwise put into effect by or under the authority of any court, administrative agency or other Governmental Body or any arbitrator or arbitration panel; or (b) Contract with any Governmental Body entered into in connection with any Proceeding.

“Ordinary Course of Business” shall mean the ordinary course of a Person’s business consistent with past custom and practice (including with respect to frequency and amount) of such Person.

“Overlap Period” shall have the meaning set forth in Section 2.13.

“Permits” shall have the meaning set forth in Section 2.7.

“Permitted Encumbrances” shall mean (i) Encumbrances for taxes or governmental assessments, charges or claims the payment of which is not yet due and payable, and (ii) liens of carriers, warehousemen, mechanics, materialsmen and other similar Persons incurred in the Ordinary Course of Business with respect to which payment is not due and that do not impair the conduct of the Business.

“Person” shall mean any individual, Entity or Governmental Body.

“Pre-Closing Period” shall have the meaning set forth in Section 2.13(b).

“Proceeding” shall mean any claim, action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body, any arbitrator or arbitration panel or any non-governmental third party.

“Purchaser Disclosure Schedule” shall mean the schedule (dated as of the date of the Agreement) delivered to Seller on behalf of Purchaser.

“Renewal Agreement” shall mean a contract executed after the Closing Date between a specified Customer and Purchaser (or its assignee of the Acquired Assets).

 “Representatives” shall mean officers, directors, employees, attorneys, accountants, advisors and representatives.

“Retained A/Rs” shall have the meaning set forth in Section 4.6.

“SEC” shall mean the United States Securities and Exchange Commission.

“Select Customers” are identified on Schedule 4.11.

“Seller Benefit Plan” shall mean (x) any United States, Canadian or foreign pension, 401(k), profit-sharing, health or welfare plan, and any other employee benefit plan (within the meaning of Section 3(3) of ERISA) that is maintained or sponsored by Seller or to which Seller contributes or for which Seller otherwise has or may have any liability, contingent or otherwise, either directly or as a result of an ERISA Affiliate and which relates to the Business, and (y) any other benefit arrangement, obligation, or practice, whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to one or more present or former employees, directors, agents, or independent contractors, that is maintained or sponsored by Seller or to which Seller contributes or for which Seller otherwise has or may have any liability, contingent or otherwise, either directly or as a result of an ERISA Affiliate and which relates to the Business, including, without limitation, employment agreements, severance policies or agreements, executive compensation arrangements, plans and arrangements subject to section 409A of the Code, incentive arrangements, sick leave, vacation pay, salary continuation, consulting or other compensation arrangements, workers’ compensation, bonus plans, stock option, stock grant or stock purchase plans, medical insurance, life insurance, tuition reimbursement programs or scholarship programs, any plans subject to section 125 of the Code, and any plans providing benefits or payments in the event of a change of ownership or control.

“Seller Disclosure Schedule” shall mean the schedules (dated as of the date of the Agreement) delivered to Purchaser on behalf of Seller.

“Subsidiary” shall mean with respect to any Person, any other Person (a) of which the initial Person directly or indirectly owns or controls more than 50% of the voting equity interests or has the power to elect or direct the election of a majority of the members of the governing body of such Person or (b) which is required to be consolidated with such Person under GAAP.

“Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, estimated tax, gross receipts tax, value-added tax, surtax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, occupation tax, inventory tax, occupancy tax, withholding tax or payroll tax),  including any interest or penalty, that is, has been or may in the future be imposed.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof., assessed or collected by or under the authority of any Governmental Body.

“Third Party” means a Person that is not a party to this Agreement.

“Transaction Agreements” shall mean: (a) the Assumption Agreement, (b) the Software License Agreement, (c) the Escrow Agreement, (d) the Bill of Sale, (e) the Transition Services Agreement, (f) the Patent License Agreement, and (g) the Media Mail License Agreement.

“Transactions” shall mean (a) the execution and delivery of the respective Transaction Agreements, and (b) all of the transactions contemplated by the respective Transaction Agreements, including: (i) the sale of the Acquired Assets by Seller to Purchaser in accordance with the Agreement; (ii) the assumption of the Assumed Liabilities by Purchaser pursuant to the Assumption Agreement; and (iii) the performance by Seller and Purchaser of their respective obligations under the Transaction Agreements, and the exercise by Seller and Purchaser of their respective rights under the Transaction Agreements.